

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2024

Zhenyu Wu
Chief Financial Officer
EpicQuest Education Group International Ltd
1209 N. University Blvd
Middletown, OH 45042

> **Re: EpicQuest Education Group International Ltd**
> **Registration Statement on Form F-3**
> **Filed March 12, 2024**
> **File No. 333-277859**

Dear Zhenyu Wu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rebekah Reed at 202-551-5332 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Johnathan Duncan